Pacific Investment Management Company LLC ("PIMCO")

September 23, 2005

VIA EDGAR

Mr. Jason Fox

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: PIMCO Variable Insurance Trust (File No. 811-8399) (the "Trust")

Dear Mr. Fox:

In a telephone conversation with Steve King and the undersigned on August 24, 2005, you provided us with comments on the Form N-CSR filed by the Trust for the fiscal year ended December 31, 2004. Each comment and the Trust's response is provided below:

Comment 1.	On the title page of the N-CSR, the period should read "January 1, 2004 - December 31, 2004" rather than "July 1, 2004 - December 31, 2004".

Response:	In future Annual Reports filed on Form N-CSR, the Trust will reference the twelve-month period.

Comment 2.

With respect to the Expense Example, in accordance with best practice, provide a statement that a portfolio's expenses do not include charges or fees of the variable insurance product and, if they did, the expenses would be higher.

Response:

In future Annual and Semi-Annual Reports, the Trust will add to the Expense Example a statement that a portfolio's expenses do not include charges or fees of the variable insurance product and, if they did, the expenses would be higher.

Comment 3.

With respect to Management's Discussion of Fund Performance, in accordance with best practice, provide a statement that a portfolio's total return investment performance does not include fees of the variable insurance product, but if it did, performance would be lower.

Response:

In future Annual and Semi-Annual Reports, the Trust will add to Management's Discussion of Fund Performance a statement that performance does not include fees of the variable insurance product, but if it did, performance would be lower.

Comment 4.

With respect to the Statement of Assets and Liabilities, parenthetically disclose premiums received on written options outstanding at period end, or alternatively, disclose premiums received on written options below "Cost of Investments Owned".

Response:	In future Annual and Semi-Annual Reports, the Trust will disclose on the Statement of Assets and Liabilities the premiums received on written options outstanding at the period end.

Comment 5.	Disclose the value of proceeds received on short sales on the face of the Statement of Assets and Liabilities.

Response:	In future Annual and Semi-Annual Reports, the Trust will disclose on the face of the Statement of Assets and Liabilities the value of proceeds received on short sales.

Comment 6.

With respect to the Statement of Operations and the Notes to the Financial Statements, it is not clear that the Administration Fee covers various expenses such as legal, audit and custody. Provide language in the Notes to the Financial Statements to clarify.

Response:

In future Annual and Semi-Annual Reports, the Trust will provide language in the Notes to the Financial Statements to clarify that in exchange for the Administrative Fee, PIMCO provides or procures administrative services for shareholders and bears the costs of various third-party services, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs.

Comment 7.

With respect to the High Yield Portfolio's Statement of Changes in Net Assets, explain why the amount of distributions to shareholders for the Administrative Class ($36,826) is different than distributions reinvested for that Class ($33,322).

Response:

The amount reinvested by shareholders of the Administrative Class was less than the amount distributed, as some of those shareholders did not elect to reinvest the distribution in shares of the High Yield Portfolio.

Comment 8.	Disclose in the Trust's Statement of Additional Information the reasons for a significant change in a portfolio's turnover rate.

Response:

The Trust will disclose in the Statement of Additional Information the reasons for a significant change in a portfolio's turnover rate. We understand that the Staff's view is that a significant change in a portfolio's turnover rate is any change at least doubling the prior year's turnover rate.

Comment 9.

With respect to the credit default swaps table in the Notes to the Schedule of Investments, disclose the payment to be made or received in the event of a default on the underlying security in a column of the table or in the description of the swap.

Response:

In future Annual and Semi-Annual Reports, the Trust will include disclosure in the credit default swaps table in the Notes to the Schedule of Investments, that if the portfolio is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the portfolio will pay to the buyer of the protection an amount up to the notional value of the swap and in certain instances, take delivery of the security.

Comment 10.

With respect to the credit default swaps table in the Notes to the Schedule of Investments, clarify in the header "Pay/Receive Fixed Rate" whether the particular swap is paying or receiving the fixed rate.

Response:

In future Annual and Semi-Annual Reports, in the credit default swaps table of the Notes to the Schedule of Investments, the Trust will modify the header to read "<Pay>/Receive Fixed Rate" and include the payment rate in brackets if, for a particular swap, the portfolio is paying the fixed rate.

Comment 11.

With respect to the High Yield Portfolio, in Footnote (g) to the Notes to the Schedule of Investments, change the title of the section, "Premiums Received on Written Options" to "Written Options Outstanding on December 31, 2004".

Response:	In future Annual and Semi-Annual Reports, the Trust will title the section disclosing written options in the Notes to the Schedule of Investments as recommended.

Comment 12.	With respect to the section entitled, "Transactions in Written Call and Put Options" in the Notes to the Financial Statements, disclose the number of contracts next to the premium amounts.

Response:

In future Annual and Semi-Annual Reports, the Trust will disclose in the section entitled "Transactions in Written Call and Put Options" of the Notes to the Financial Statements, the number of contracts, if any, next to the premium amounts.

Comment 13:	With respect to the section entitled, "Federal Income Tax Matters" in the Notes to the Financial Statements, disclose the tax basis of distributions for two years, rather than for only the prior year.

Response:	In future Annual and Semi-Annual Reports, the Trust will disclose the tax basis of distributions for two years.

Comment 14:	With respect to the StocksPLUS and Short-Term Portfolios, provide disclosure in the Notes to the Financial Statements regarding short sales and delayed-delivery transactions.

Response:

In future Annual and Semi-Annual Reports, the Trust will provide disclosure in the Notes to the Financial Statements regarding short sales and delayed-delivery transactions if a portfolio has utilized such transactions.

Comment 15.	With respect to the Form N-CSR, Item 4.(b) and (c), Principal Accountant Fees and Services, describe the nature of services comprising "Audit-Related Fees" and "Tax Fees" categories.

Response:	In future Form N-CSR filings, the Trust will describe the nature of services comprising "Audit-Related Fees" and "Tax Fees" categories.

In connection with the foregoing responses to comments provided with respect to the Form N-CSR filed by the Trust for the fiscal year ended December 31, 2004, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and the accuracy of the disclosure in the Form N-CSR;

comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Form N-CSR reviewed by the staff do not preclude the Securities and Exchange Commission from taking any action with respect to the Form N-CSR; and

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We trust that our responses to your comments are satisfactory. If you have any questions or comments, please call me at (949) 720-4761.

Very truly yours,

/s/ John P. Hardaway
    Treasurer